

02023565

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

COPY

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED
JUL 0 3 2002
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 50078

2 copies to SEC- Washington
1 copy to SEC- LA
1 copy to NASD- MD
1 copy to NASD- Gary
1 copy to CA Corp.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DP SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3655 NOBEL DRIVE, SUITE 540
(No. and Street)

SAN DIEGO	CA	92122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT F. KYLE (858) 623-1600 X210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON, LLP
(Name – *if individual, state last, first, middle name*)

1000 WILSHIRE BLVD., STE. 300	LOS ANGELES	CA	90017-2464
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
JUL 1 9 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ROBERT F. KYLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DP SECURITIES, INC., as of FEBRUARY 28TH, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

BOBBI SUE RICHARDSON
Commission # 1318553
Notary Public - California
San Diego County
My Comm. Expires Sep 18, 2005

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


COPY

Report Pursuant to Rule 17a – 5(d) and Report of Independent Certified Public Accountants

DP SECURITIES, INC.

December 31, 2001

CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	3
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	4
STATEMENT OF INCOME AND RETAINED EARNINGS	5
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY	6
STATEMENT OF CASH FLOWS	7
NOTES TO FINANCIAL STATEMENTS	8
SUPPLEMENTARY INFORMATION	
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1	13
INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL	15

Accountants and
Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Stockholder
DP Securities, Inc.

We have audited the accompanying statement of financial condition of DP Securities, Inc. as of December 31, 2001, and the related statements of income and retained earnings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DP Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Irvine, California
February 15, 2002

Suite 800
18300 Von Karman Avenue
Irvine, CA 92612-1055
Tel: 949 553-1600
Fax: 949 553-0168

DP Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 108,045
Accounts receivable from clearing broker	23,477
Securities at market value	3,300
Total assets	$ 134,822

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses and due to Parent	$ 7,030
Total liabilities	7,030
STOCKHOLDER'S EQUITY	
Common stock; $.0205 par value; 1,000,000 shares authorized, issued and outstanding	20,500
Additional paid-in capital	88,000
Retained earnings	19,292
Total stockholder's equity	127,792
Total liabilities and stockholder's equity	$ 134,822

The accompanying notes are an integral part of this statement.

DP Securities, Inc.

STATEMENT OF INCOME AND RETAINED EARNINGS

Year ended December 31, 2001

REVENUES	
Commission and other fees	$ 44,063
Placement fees	806,684
	850,747
EXPENSES	
Execution and clearing costs	20,471
Referral fees	132,986
General and administrative	7,128
Overhead paid to Parent	672,000
Total operating expenses	832,585
Income before income taxes	18,162
Provision for income taxes	4,549
NET INCOME	13,613
Retained earnings, beginning of year	5,679
RETAINED EARNINGS, END OF YEAR	$ 19,292

The accompanying notes are an integral part of this statement.

DP Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2001

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance - December 31, 2000	1,000,000	$ 20,500	$ -	$ 5,679	$ 26,179
Capital contribution by Parent	-	-	88,000	-	88,000
Net income	-	-	-	13,613	13,613
Balance - December 31, 2001	1,000,000	$ 20,500	$ 88,000	$ 19,292	$ 127,792

The accompanying notes are an integral part of this statement.

DP Securities, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2001

Cash flows from operating activities		
Net income	$	13,613
Adjustments to reconcile net income to net cash used in operating activities		
Increase in accounts receivable from clearing broker		(23,477)
Decrease in accrued expenses and due to parent		2,489
Net cash flows used in operating activities		(7,375)
Cash flows from financing activities		
Proceeds from capital contribution by Parent		88,000
Net increase in cash and cash equivalents		80,625
Cash and cash equivalents, beginning of year		27,420
Cash and cash equivalents, end of year	$	108,045
Supplemental disclosures of cash flow information		
Income taxes paid	$	-

The accompanying notes are an integral part of this statement.

NOTE A - SUMMARY OF SIGNIFICANT POLICIES

Nature of Business

DP Securities, Inc. (the "Company") was organized in 1997 under the laws of California and began operations in October 1997. The Company is located in San Diego, California and is a registered broker-dealer in securities. The Company is a member of the National Association of Securities Dealers,Inc. and is a wholly-owned subsidiary of DirectPlacement, Inc. (the "Parent"). As an introducing broker, all transactions on behalf of customers are cleared on a fully disclosed basis with an independent clearing organization. The Company also participates in underwritings of private placements.

Cash and Cash Equivalents

Cash and cash equivalents include cash and money market accounts in banks with maturities of three months or less.

Cash and cash equivalents at December 31, 2001 exceeded insured limits by 8,045.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a settlement date basis, generally the third day following the transactions date, which is not materially different than on a trade date basis.

Securities owned are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in trading revenues on the statement of income. At December 31, 2001, management believes the fair value of securities owned approximates cost.

Placement fees include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company participates as an underwriter or agent. These fees are recorded when the underwriting is completed and the income is reasonably determinable. Referral fees related to placement transactions are expensed when the related revenue is recognized.

NOTE A - SUMMARY OF SIGNIFICANT POLICIES - Continued

Income Taxes

The Company files a consolidated return with its Parent and provides for income taxes based on its separate operations. The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No.109 (SFAS No.109). SFAS No. 109 is an asset and liability approach that requires the recognition of deferred taxes and liabilities for the expected future tax consequences of events that have been recognized by the Company. SFAS No. 109 considers all expected future events other than enactments of changes in the tax law or rates. Current income taxes are based on the year's taxable income for federal and state income tax reporting purposes.

Derivatives and Hedging Activities

The Company does not engage in derivative or hedging transactions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates in the near term.

NOTE B – RESERVE REQUIREMENT

The Company does not hold funds or securities for Customers; accordingly it is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to Paragraph (k) (2) (ii) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

NOTE C - CLEARING BROKER

The clearing and depository operations for the Company's proprietary transactions are performed by an independent clearing broker organization pursuant to a clearance agreement. At December 31, 2001, all amounts included in the receivable from clearing broker are governed by the clearance agreement. The Company has agreed to indemnify this clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Company.

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined), and requires that the ratio of aggregate indebtedness (as defined) to net capital may not exceed 15 to 1. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2001, the Company had defined net capital of $124,492, which was $119,492 in excess of its required minimum net capital of 5,000.

NOTE E - RELATED PARTY TRANSACTIONS

Fees for managerial and administrative services in the amount of $672,000 were paid to the Parent in 2001 and have been included in expenses for the year ended December 31, 2001. As of December 31, 2001, $7,030 was due to the Parent for income taxes and other costs.

NOTE F - PROVISION FOR INCOME TAXES

The provision for income tax as of December 31, 2001, consists of the following:

Current tax expense	
Federal	$2,676
State	1,873
Total provision for income taxes	$4,549

The differences between the federal statutory rate of 34% and the Company's effective rate relate primarily to income taxed at lower brackets. At December 31, 2001, there are no deferred tax assets or liabilities.

NOTE G- COMMITMENTS AND CONTINGENCIES

The Company's commitments and contingencies include the usual obligations of a broker-dealer in the normal course of business. In the opinion of management, these matters will not have an adverse impact on the Company's results of operations or financial condition.



SUPPLEMENTARY INFORMATION

DP Securities, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

NET CAPITAL

Total stockholder's equity qualified for net capital	$ 127,792
Add:	
Other (deductions) or allowable credits	3,300
Total capital and allowable subordinated liabilities	124,492
Deductions and/or charges:	
A. Non-allowable assets	-
Net capital before haircuts on securities positions	124,492
Haircuts on securities positions	
A. Money market funds	-
B. Undue concentration	-
Net capital at December 31, 2001	$ 124,492

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Income taxes payable due to parent	$ 4,465
Accrued expenses	2,565
Aggregate indebtedness at December 31, 2001	$ 7,030

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital at December 31, 2001	$ 124,492
Minimum net capital required	5,000
Excess capital	$ 119,492
Ratio: Aggregate indebtedness to net capital	0.05 to 1

DP Securities, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION - CONTINUED

December 31, 2001

Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 128,012
Changes to aggregate indebtedness	(4,465)
Other	945
Net capital, as adjusted	$ 124,492

Accountants and Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International


Grant Thornton

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON
INTERNAL CONTROL REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
DP Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of DP Securities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by rule 17-a-13 or
3. Complying with the requirements for prompt payment for securities under the Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Suite 800
18300 Von Karman Avenue
Irvine, CA 92612-1055
Tel: 949 553-1600
Fax: 949 553-0168

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Projection of any evaluation of the system of internal contents to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other purpose.

Grant Thornton LLP

Irvine, California
February 15, 2002